SharesPost 100 Fund

(the "Fund")

Supplement dated December 9, 2020 to the Prospectus and Statement of Additional Information ("SAI") of the Class A, Class L and Class I Shares of the Fund dated May 1, 2020

This supplement updates and, to the extent inconsistent therewith, replaces information contained in the Prospectuses and SAI of the Fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Prospectuses and SAI and retain it for future reference.

On December 1, 2020, the Fund's shareholders approved a new investment advisory agreement appointing Liberty Street Advisors, Inc. ("Liberty") as the investment adviser to the Fund. Accordingly, effective as of the date of this supplement, Liberty has replaced SP Investments Management, LLC as the investment adviser to the Fund. The Fund's portfolio managers, governance structure, board of trustees and other service providers remain unchanged. As of the date of this supplement, the Fund's portfolio managers and officers are now employed by and serve in various capacities with Liberty and/or its affiliates, rather than SP Investment Management, LLC and/or its affiliates

In addition, in connection with the transition, Liberty has entered into an expense limitation agreement with respect to the Fund that that will cap the Fund's net expense ratio at the same level as the Fund's current expense limitation agreement for a period of two years and every year thereafter; provided that each such renewal is approved by the Fund's Board of Trustees (the "Board of Trustees").

The information in the Prospectuses and SAI is supplemented to reflect the foregoing as follows:

1.	All specific references to SP Investments Management, LLC in its capacity as the investment adviser to the Fund are replaced with Liberty Street Advisors, Inc. Further, all references to SharesPost, Inc. and its affiliates with respect to the Fund's ongoing operations and risks, including but not limited to the risks associated with conflicts of interest on account of other specific business activities of SharesPost, Inc. and its affiliates, are hereby deleted. Likewise, all references to the portfolio managers managing other accounts are hereby deleted.

2.	All references to Advisory Fees are updated to reflect that Advisory Fees are payable based on the average daily net asset value of the Fund, monthly in arrears.

3.	All references to the Fund's expense limitation agreement are updated to reflect that the Fund's expense limitation agreement shall continue at the current level through December 9, 2022.

4.	All references to the Fund's and Investment Adviser's addresses are updated to 100 Wall Street, Floor 20, New York, NY 10005.

5.	The following disclosure replaces the first and second paragraphs of the sub-section titled "The Investment Adviser" located in the "Prospectus Summary" and the "Management of the Fund" sections of the Prospectuses:

Under the supervision of the Fund's Board of Trustees and pursuant to an investment advisory agreement (the "Investment Advisory Agreement"), Liberty Street Advisors, Inc. (the "Investment Adviser"), an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), serves as investment adviser to the Fund. The Investment Adviser is located at 100 Wall Street, Floor 20, New York, NY 10005.

The Investment Adviser is a New York corporation. As of the end of the most recent fiscal quarter (September 30, 2020) Liberty had in the aggregate approximately $1 billion under management.

6.	All references to the portfolio managers owning stock options in the Fund's Investment Adviser are hereby deleted, and the sub-section titled "Compensation of Portfolio Managers" located in the "Management of the Fund" section of the SAI is hereby deleted and replaced in its entirety with the following:

Compensation of Portfolio Managers

The Portfolio Managers receive a fixed annual salary and either a discretionary or defined bonus, both of which in part are dependent upon the overall profitability of the Investment Adviser as it pertains to the Fund. The Portfolio Managers do not receive any compensation from the Fund for serving as portfolio managers of the Fund. The SAI provides additional information about the Portfolio Manager's compensation and other accounts managed by the Portfolio Managers.